Exhibit 99.1

China Gerui Advanced Materials Group Limited Announces the Release of  Audited Financial Statements for the Year Ended December 31, 2013

ZHENGZHOU, China, April, 30, 2014 /PRNewswire-FirstCall/ -- China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high- precision, cold-rolled steel producer in China, today announced audited financial results for the twelve months ended December 31, 2013.

 As of December 31, 2013, an adjustment under ASC 840-40-25-3c was made to the financial statements to account for machinery and equipment that were subject to a sale-leaseback financing transaction with a net carrying amount of approximately $23.9 million. An  impairment loss of $2.7 million was recognized at the transaction date.  The one-time, non-cash adjustment impacts the cost of goods sold and is also reflected under impairment of fixed assets in the statement of cash flows, which was not classified in the earnings release that was filed on March 20, 2014.  A description of the adjustment can be found in notes 8 and 12 to the audited financial statements for the year ended December 31, 2013, which were included in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission today and is available at the Company’s website: www.geruigroup.com.

Use of Non-GAAP Financial Measures

This release includes the use of non-GAAP EBITDA, which are financial measures that are not defined by U.S. generally accepted accounting principles, or U.S. GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of non-GAAP EBITDA to the most directly comparable respective U.S. GAAP financial measures. Non-GAAP EBITDA is defined in this earnings release as earnings before interest, taxes, depreciation, and amortization that were incurred in the fiscal year ended December 31, 2013. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of non-GAAP EBITDA may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.
All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com

- Financial Tables Follow –

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31, 2013	December 31, 2012
Assets

Current assets
Cash	$237,060,422	$228,861,009
Certificates of deposit	24,200,075	16,372,128
Restricted cash	114,803,746	145,413,726
Accounts receivable, net	2,693,510	2,276,153
Notes receivable	446,008	433,379
Inventories	17,496,675	22,762,545
Prepaid purchases	52,772,830	76,268,597
Prepaid expenses	1,465,287	382,569
Other receivables, net	3,123,914	2,270,073

Total current assets	454,062,467	495,040,179

Non-current assets
Property, plant and equipment, net	132,974,737	134,110,657
Land use right, net	30,997,489	13,625,738
Deposit on acquisition of future land use right	-	24,076,660
Deposit on acquisition of property, plant and equipment	2,184,217	266,312
Other receivable	6,339,434	3,039,835
Certificates of deposit	-	3,210,221

Total non-current assets	172,495,877	178,329,423

Total assets	$626,558,344	$673,369,602

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS (Cont'd
(IN US DOLLARS)

	December 31, 2013	December 31, 2012
Liabilities and stockholders' equity
Liabilities
Current Liabilities
Accounts payable	$8,471,560	$2,279,246
Notes payable	225,812,313	259,546,395
Term loans	50,299,816	57,462,962
Financing obligation, sale-leaseback, current portion	6,813,055	-
Land use right payable	1,460,671	1,419,314
Income tax payable	336,829	5,140,306
Customers deposits	14,411,044	11,635,999
Accrued liabilities and other payables	6,799,128	5,818,060

Total current liabilities	314,404,416	343,302,282

Non-current liabilities
Financing obligation, sale-leaseback, net of current portion	13,025,260	-

Total non-current liabilities	13,025,260	-

Total liabilities	327,429,676	343,302,282

Commitments and Contingencies

Stockholders' equity
Common stock,
Common stock, 100,000,000 shares authorized with no par value;
59,823,730 shares issued,
59,522,910 and 59,561,899 shares outstanding as of
December 31, 2013 and December 31, 2012, respectively	140,418,118	140,418,118
Additional paid-in capital	-	4,978,698
Treasury stock, at cost, 300,820 and 261,831 shares,
as of December 31, 2013 and December 31, 2012, respectively	(498,799)	(414,063)
Retained earnings	127,963,861	163,276,046
Accumulated comprehensive income	31,245,488	21,808,521

Total stockholders' equity	299,128,668	330,067,320

Total liabilities and stockholders' equity	$626,558,344	$673,369,602

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN US DOLLARS)

	For the Three Months Ended December 31, (Unaudited)		For the Years Ended December 31,
	2013	2012	2013	2012
Revenue	$46,211,805	$63,889,524	$165,829,096	$265,486,082
Cost of revenue	(51,624,916)	(57,037,147)	(161,765,763)	(208,541,058)
Gross Profit	(5,413,111)	6,852,377	4,063,333	56,945,024
Operating expenses:
General and administrative expenses	(3,757,658)	(5,738,929)	(11,311,200)	(13,168,132)
Selling and marketing expenses	(427,942)	(457,768)	(1,682,443)	(1,446,383)
Total operating expenses	(4,185,600)	(6,196,697)	(12,993,643)	(14,614,515)
Operating (loss)/income	(9,598,711)	655,680	(8,930,310)	42,330,509
Other income and (expense):
Interest income	1,168,191	1,092,002	4,619,617	3,576,741
Interest expenses	(1,187,391)	(2,063,684)	(10,617,866)	(8,228,472)
Sundry income	794,168	146,525	932,689	351,483

(Loss)/Income before income taxes	(8,823,743)	(169,477)	(13,995,870)	38,030,261
Income tax expense	(469)	(364,906)	(141,547)	(11,897,173)
Net (loss)/income	$(8,824,212)	$(534,383)	$(14,137,417)	$26,133,088

(Net loss)/Earnings per share
- Basic	$(0.15)	$(0.01)	$(0.24)	$0.45
- Diluted	$(0.15)	$(0.01)	$(0.24)	$0.45

Weighted average common shares outstanding
- Basic	59,522,910	59,769,786	59,540,872	58,543,076
- Diluted	59,522,910	59,769,786	59,540,872	58,543,076

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the Years Ended December 31,
	2013	2012

Cash flows from operating activities:

Net (loss)/income	$(14,137,417)	$26,133,088

Adjustments to reconcile net (loss)/income to net
cash from operating activities:
Depreciation of property, plant and equipment	11,524,981	10,899,049
Impairment of fixed asset	2,713,537	-
Gain on disposal of property, plant and equipment	-	(56,107)
Amortization of land use right	741,816	330,244
Stock-based compensation	32,891	3,705,109
Bad debts	695,244	-
Writedown of inventories	1,416,661	476,266

Changes in assets and liabilities:
Accounts receivable	(573,816)	4,126,206
Notes receivable, net	-	139,228
Inventories	4,428,013	1,453,507
Prepaid expenses	(1,056,729)	6,435
Prepaid purchases	25,351,739	(29,666,016)
Other receivable	778,709	(142,305)
Accounts payable	6,038,617	(5,813,580)
Income tax payable	(4,741,140)	(369,983)
Customers deposit	2,401,273	(11,856,194)
Accrued liabilities and other payables	1,921,977	(1,466,919)

Net cash provided by/(used in) operating activities	37,536,356	(2,101,972)

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont'd)
(IN US DOLLARS)

	For the Years Ended December 31,
	2013	2012

Cash flows from investing activities:
Cash paid for property, plant and equipment	(10,064,992)	(30,561,916)
Proceeds from disposal of property, plant and equipment	-	59,517
Payment of acquisition of future land use right	(19,214,984)	(11,112,875)
Advance to unrelated third parties	(2,521,616)	(4,017,304)
Repayment of advance to unrelated third parties	777,028	5,252,326
Repayment of advance to related parties	311,546	-
Investment in certificates of deposit, net	(3,989,448)	(16,193,047)

Net cash used in investing activities	(34,702,466)	(56,573,299)

Cash flows from financing activities:
Repayment of term loans	(63,179,835)	(50,484,204)
Proceeds from term loans	54,468,182	63,184,632
Repayment of financing obligations, sale-leaseback	(1,612,843)	-
Proceeds from sale-leaseback financing	17,993,226	-
Repayments of notes payable	(578,986,192)	(429,512,621)
Proceeds from notes payable	538,277,535	481,505,001
Purchase of treasury stock	(84,736)	(1,554,674)
Changes in restricted cash, net	34,350,716	(25,788,547)
Repayment of advance from unrelated third parties	(1,673,696)	-
Advance from unrelated third party	-	1,587,554

Net cash (used in)/provided by financing activities	(447,643)	38,937,141

Net increase/(decrease) in cash	2,386,247	(19,738,130)

Effect on change of exchange rates	5,813,166	1,998,222

Cash as of January 1	228,861,009	246,600,917

Cash as of December 31	$237,060,422	$228,861,009

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest paid	$10,617,869	$8,322,263
Income tax paid	$5,024,234	$12,267,157

Net cash payment during the year for:
Prepaid deposit of land use right as part of the dividend paid to acquire land use right from related company	$6,971,373	$-

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL DATA (AUDITED)
(IN US DOLLARS)

	Non-GAAP EBITDA
	For the Year Ended December 31,
	2013	2012
Net (Loss) / Income, GAAP amount per consolidated statement of income	$(14,137,417)	$26,133,088
Interest income	(4,619,617)	(3,576,741)
Interest expenses	10,617,866	8,228,472
Income tax expense	141,547	11,897,173
Depreciation of property, plant and equipment	11,524,981	10,899,049
Amortization of land use right	741,816	330,244
Impairment of fixed asset	2,713,537	-

Non-GAAP EBITDA	$6,982,713	$53,911,285
Stock based compensation	32,891	3,705,109
Non-GAAP Adjusted EBITDA	$7,015,604	$57,616,394